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August 18, 2020

By EDGAR

Jeff Kauten, Esq.

Securities & Exchange Commission

Division of Corporate Finance

Washington, DC 20549

RE:	Bare Metal Standard Inc. (“BRMT” or the “Registrant”) File No. 00-55795

Dear Mr. Kauten:

We write in response to your comment letter dated August 14, 2020. Our responses are numbered to correspond to your comments which are set forth in italics for your reference:

1. In reply to our comment 1 in our correspondence dated August 7, 2020, you described Section 5(c) of the Asset Purchase Agreement as a “condition to the sale of [BRMT’s] assets to Code 96.” We note, however, that the Closing (as defined in the Asset Purchase Agreement) does not appear to be expressly conditioned upon the Seller’s acquisition of a new business as contemplated by Section 5(c). Please supplement your response by providing us with a legal analysis specifically addressing whether or not the sale of assets will constitute a transaction (or the first in a series of transactions) that has a reasonable likelihood of producing, either directly or indirectly, any of the effects described in Rule 13e-3(a)(3)(ii)(A).

A Rule 13e-3 transaction is defined as “any transaction or series of transactions involving one or more of the transactions described in paragraph (a)(3)(i) of this section which has either a reasonable likelihood or a purpose of producing, either directly or indirectly, any of the effects described in paragraph (a)(3)(ii) of this section.” In particular, Rule 13e-3(a)(ii)(A) provides: “the effects referred to in paragraph (a)(3) of this section are:

“(A) Causing any class of equity securities of the issuer which is subject to section 12(g) or section 15(d) of the Act to become eligible for termination of registration under Rule 12g-4 (§240.12g-4) or Rule 12h-6 (§240.12h-6), or causing the reporting obligations with respect to such class to become eligible for termination under Rule 12h-6 (§240.12h-6); or suspension under Rule 12h-3 (§240.12h-3) or section 15(d)…”

Jeff Kauten, Esq.

Securities & Exchange Commission

Division of Corporate Finance

August 18, 2020

Rule 12g-4 would clearly apply based on the value of the Company’s assets and the number of the Company’s shareholder but the contemplated transactions would not cause any class of the Company’s equity securities to be eligible for termination of registration as the conditions for termination of registration would be met even if the contemplated transactions were not consummated. Rule 12g-4 should not apply as the Registrant has no intention of filing Form 15. The Registrant intends to remain as a public reporting company and to maintain the status of its shares as quoted for trading on the over the counter market.

While the proposed sale of the business assets of BRMT to Code 96 is a transaction described in Rule 13e-3(c)(i)(3), Section 5(c) of the Asset Purchase Agreement between Code 96 and BRMT expressly provides: “It is anticipated that Seller will acquire a new business simultaneously with the closing hereunder. The parties will use reasonable efforts to coordinate the closing hereunder with Seller’s acquisition of the new business so that there is no gap period in which Seller becomes a “shell company.” A copy of that draft Asset Purchase Agreement was filed as an exhibit to our previous response.

American Swiss Capital, the buyer of the BRMT shares has advised us through counsel that it has an operating business that it intends to contribute or merge into Bare Metal Standard Inc. The acquisition of a new operating business is made a condition to the sale of its assets to Code 96, the requirements of Rule 13e-3(a)(ii), that the shares of common stock of BRMT to become eligible for termination of registration under Rule 12g-4 or Rule 12h-6 or causing the reporting obligations with respect to such class to become eligible for termination under Rule 12h-6; or suspension under Rule 12h-3 or section 15(d).

Rule 12h-6 applies only to foreign private issuers and the Registrant is an Idaho corporation.

As for suspending the requirement to register pursuant to Section 15(d), 15 U.S.C. §78o(d), the number of shareholders of the Registrant is not expected to be significantly reduced as a result of the contemplated transactions. Further, the Registrant fully intends to maintain its registration under Section 12(g), 15 U.S.C. §78l(g).

2.       We note your response to prior comment 2. As you do not appear to be eligible to incorporate this information by reference, please revise to include Bare Metal Standard Inc.'s audited financial statements for each of the two most recent fiscal years plus unaudited interim periods. Refer to Note D and Item 14(e)(1) of Schedule 14A.

The preliminary proxy statement now contains the financial information from the Company’s last two audited financial statements filed on Form 10-K for the fiscal years ended October 31, 2018 and October 31, 2019 and the unaudited financial statement filed on Form 10-Q for the fiscal quarter ended April 30, 2020.

Jeff Kauten, Esq.

Securities & Exchange Commission

Division of Corporate Finance

August 18, 2020

3.       We note your response to prior comment 6 and your statement that Mr. O'Neill is not and has not been an affiliate of the Company, Code 96, LLC or James Bedal. Please revise to disclose whether there have been any material relationships that existed during the past two years. Refer to Item 1015(b)(4) of Regulation M-A.

We have added to the description of the appraiser the statement that the appraiser is not affiliated with the Registrant or any of its affiliates.

4.       We note your response to prior comment 7. Please provide in your proxy statement an updated beneficial ownership table that reflects the beneficial ownership of the Company’s shares of common stock as of the most recent practicable date, as required by Item 403(a) of Regulation S-K. See Item 6(d) of Schedule 14A. Please also disclose how Mr. Bedal acquired the additional shares of common stock that he intends to sell that are not reflected in the beneficial ownership table in your most recent the Form 10-K, and clarify whether that transaction(s) resulted in a change of control. Finally, tell us whether American-Swiss Capital, Inc. has entered into an agreement to acquire another business.

We have added a current, as of July 31, 2020, Securities Ownership table. Mr. Bedal and Messrs. Taylor were founders of Bare Metal Standard Inc. before it became a public reporting company. There would have been no change of control on their purchase of their shares. James Bedal and Michael Taylor each owned 10,000,000 shares of common stock have made gifts to their children of 500,000 and 1,000,000 shares, respectively.

As previously discussed, American Swiss Capital has advised us through counsel that it has an operating business that it intends to contribute to or merge into Bare Metal Standard Inc.

Very truly yours,

IRVINE VENTURE LAW FIRM, LLP

Michael E. Shaff